UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT PURSUANT
TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): February 23, 2017

DENBURY RESOURCES INC.

(Exact name of registrant as specified in its charter)

Delaware	**1-12935**	**20-0467835**
(State or other jurisdiction of incorporation)	*(Commission File Number)*	*(IRS Employer Identification No.)*

5320 Legacy Drive
Plano, Texas
(Address of principal executive offices)

75024
(Zip code)

(972) 673-2000
(Registrant's telephone number, including area code)

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Section 2 – Financial Information

Item 2.02 – Results of Operations and Financial Condition

On February 23, 2017, Denbury Resources Inc. issued a press release announcing its 2016 fourth quarter and annual financial results. A copy of the press release is attached as Exhibit 99.1 to this Current Report on Form 8-K.

The information furnished in this Item 2.02 and in Exhibit 99.1 hereto shall not be deemed "filed" for purposes of the Securities Exchange Act of 1934, as amended (the "1934 Act"), and shall not be deemed incorporated by reference in any filing with the Securities and Exchange Commission (unless otherwise specifically provided therein), whether or not filed under the Securities Act of 1933, as amended, or the 1934 Act, regardless of any general incorporation language in any such document.

Section 9 – Financial Statements and Exhibits

Item 9.01 – Financial Statements and Exhibits

(d) Exhibits.

The following exhibit is furnished in accordance with the provisions of Item 601 of Regulation S-K:

Exhibit Number	Description
99.1*	Denbury Press Release, dated February 23, 2017.

* Included herewith.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Denbury Resources Inc.
(Registrant)

Date: February 23, 2017   By: /s/ James S. Matthews
                                             _____
                                             James S. Matthews
                                             Senior Vice President, General Counsel and Secretary

INDEX TO EXHIBITS

Exhibit Number	Description
99.1	Denbury Press Release, dated February 23, 2017.

Denbury

News

DENBURY REPORTS 2016 FOURTH QUARTER AND ANNUAL RESULTS

PLANO, TX – February 23, 2017 – Denbury Resources Inc. (NYSE: DNR) ("Denbury" or the "Company") today announced a net loss of $386 million, or $0.99 per diluted share, for the fourth quarter of 2016. Excluding special items, the Company reported an adjusted net loss[1] (a non-GAAP measure) for the quarter of $7 million, or $0.02[1][2] per diluted share. Adjusted net loss[1] for the fourth quarter of 2016 differs from the quarter's GAAP net loss primarily due to the exclusion of a $591 million ($379 million after tax) accelerated depreciation charge associated with the Riley Ridge gas processing facility and related assets, with the GAAP and non-GAAP measures reconciled on tables beginning on page 8.

Sequential and year-over-year comparisons of selected quarterly financial items are shown in the following table:

(in millions, except per share and unit data)	Quarter Ended		
	Dec. 31, 2016	Sept. 30, 2016	Dec. 31, 2015
Net loss	$ (386)	$ (25)	$ (885)
Adjusted net income (loss)[1] (non-GAAP measure)	(7)	1	(3)
Net loss per diluted share	(0.99)	(0.06)	(2.56)
Adjusted net income (loss) per diluted share[1][2] (non-GAAP measure)	(0.02)	0.00	(0.01)
Cash flows from operations	60	96	165
Adjusted cash flows from operations[1] (non-GAAP measure)	53	62	129
Revenues	$ 267	$ 246	$ 266
Receipt (payment) on settlements of commodity derivatives	(33)	(7)	78
Revenues and commodity derivative settlements combined	$ 234	$ 239	$ 344
Average realized oil price per barrel (excluding derivative settlements)	$ 48.03	$ 43.45	$ 40.41
Average realized oil price per barrel (including derivative settlements)	41.93	42.12	52.67
Lease operating expenses per BOE	18.98	18.82	19.31

(1) A non-GAAP measure. See accompanying schedules that reconcile GAAP to non-GAAP measures along with a statement indicating why the Company believes the non-GAAP measures provide useful information for investors.
(2) Calculated using average diluted shares outstanding of 390.2 million for the three months ended September 30, 2016.

ANNUAL RESULTS

Denbury recorded a full-year 2016 net loss of $976 million, or $2.61 per diluted share. Excluding special items, the Company reported adjusted net income[1] for full-year 2016 of $14 million, or $0.04 per diluted share. Adjusted net income[1] for the full-year 2016 differs from the GAAP net loss for the year primarily due to the exclusion of (1) an $811 million ($508 million after tax) full cost pool ceiling test write-down, (2) a $591 million ($379 million after tax) accelerated depreciation charge associated with the Riley Ridge gas processing facility and related assets, (3) a $212 million ($132 million after tax) loss on noncash fair value adjustments on commodity derivatives[1], and (4) a $115 million ($71 million after tax) gain on debt extinguishment, with the GAAP and non-GAAP measures reconciled on tables beginning on page 8.

Year-over-year comparisons of selected annual financial items are shown in the following table:

		Year Ended		
(in millions, except per share and unit data)		Dec. 31, 2016		Dec. 31, 2015
Net loss	$	(976)	$	(4,385)
Adjusted net income[1] (non-GAAP measure)		14		131
Net loss per diluted share		(2.61)		(12.57)
Adjusted net income per diluted share[1][2] (non-GAAP measure)		0.04		0.37
Cash flows from operations		219		864
Adjusted cash flows from operations[1] (non-GAAP measure)		264		819
Revenues	$	961	$	1,244
Receipt on settlements of commodity derivatives		84		512
Revenues and commodity derivative settlements combined	$	1,045	$	1,756
Average realized oil price per barrel (excluding derivative settlements)	$	41.12	$	47.30
Average realized oil price per barrel (including derivative settlements)		44.86		67.41
Lease operating expenses per BOE		17.71		19.88

(1) A non-GAAP measure. See accompanying schedules that reconcile GAAP to non-GAAP measures along with a statement indicating why the Company believes the non-GAAP measures provide useful information for investors.
(2) Calculated using average diluted shares outstanding of 375.5 million and 350.0 million for the years ended December 31, 2016 and 2015, respectively.

MANAGEMENT COMMENT

Phil Rykhoek, Denbury's CEO, commented, "We are pleased with our results this quarter and the progress we have made on several fronts during this past year. During 2016 we successfully executed on our goals of optimizing our business, reducing costs, preserving cash and liquidity and reducing debt. Our cash operating costs, including corporate overhead and interest, for full-year 2016 were just under $34 per BOE, a decrease of $2 per BOE, or 7%, when compared to 2015 and a decrease of over $9 per BOE, or 21%, when compared to 2014. We ended 2016 with debt principal outstanding of approximately $2.8 billion, a decrease of $530 million from year-end 2015, and a decrease of nearly $800 million from year-end 2014. Although our production declined in 2016, it was at levels that we expected with capital spending of only around $200 million, all of which was funded from operating cash flow.

"Looking ahead, we are excited about Denbury's future and our plans for returning to growth as oil prices improve, all while we continue our focus on improving the balance sheet, maintaining and enhancing the efficiencies achieved over the last couple of years and pursuing opportunities to increase or accelerate growth."

REVIEW OF FINANCIAL RESULTS

Denbury's average realized oil price, excluding derivative contracts, was $48.03 per Bbl in the fourth quarter of 2016, compared to $43.45 per Bbl in the third quarter of 2016. Including derivative settlements, Denbury's average realized oil price was $41.93 per Bbl in the fourth quarter of 2016, compared to $42.12 per Bbl in the third quarter of 2016. The Company's realized oil price in the fourth quarter of 2016 was $1.22 per Bbl below NYMEX prices, compared to $1.57 per Bbl below NYMEX prices in the third quarter of 2016.

Payments on settlements of commodity derivative contracts were $33 million in the fourth quarter of 2016, compared to payments of $7 million in the third quarter of 2016 and receipts of $78 million in the fourth quarter of 2015. On an annual basis, receipts on settlements of commodity derivative contracts totaled $84 million during 2016, resulting in an increase in average net realized prices of $3.59 per BOE.

The Company's total lease operating expenses in the fourth quarter of 2016 were $106 million, a decrease of $22 million, or 17% on an absolute-dollar basis when compared to the fourth quarter of 2015. On an annual basis, lease operating expenses totaled $415 million for full-year 2016, a decrease of $100 million, or 19%, from the prior year's level. These year-over-year reductions were driven by cost decreases in most lease operating expense categories, the most significant of which included (1) a decrease in workover costs and repairs as a result of reduced well failures, (2) lower power costs mainly due to lower electricity usage, (3) lower CO_2 expense resulting from a decrease in CO_2 injection volumes, and (4) lower Company labor costs resulting from workforce reductions. During the fourth quarter of 2016, the Company's

CO_2 use averaged 545 million cubic feet per day, a decrease of 23% when compared to the fourth quarter of 2015. Sequentially, lease operating expenses were relatively flat on an absolute-dollar and per-BOE basis between the third and fourth quarters of 2016.

Taxes other than income, which include ad valorem, production and franchise taxes, decreased $6 million, or 26%, from the prior-year fourth quarter level. On an annual basis, taxes other than income totaled $78 million for full-year 2016, a decrease of $32 million, or 29%, from the prior year's level, due primarily to a decrease in production taxes resulting from lower oil and natural gas revenues, and a decrease in ad valorem taxes generally resulting from lower assessed property values.

General and administrative expenses were $29 million in the fourth quarter of 2016, an increase of $1 million, or 5% when compared to the prior-year fourth quarter. On an annual basis, general and administrative expenses decreased $35 million, or 24%, from 2015 to 2016 primarily due to a reduction in headcount, which resulted in lower employee compensation and related costs.

Interest expense, net of capitalized interest, decreased to $22 million in the fourth quarter of 2016, compared to $40 million in the fourth quarter of 2015. As a result of the Company's debt exchange transactions completed in May 2016, interest expense in the fourth quarter of 2016 excludes approximately $13 million of interest on the Company's 9% Senior Secured Second Lien Notes due 2021 because this interest was previously recorded as debt for financial reporting purposes and therefore not reflected as interest expense. Cash interest, including the portion of interest recorded as debt, decreased approximately $4 million from the prior-year quarter. See page 14 of this press release for supporting schedules providing more detailed information about the Company's interest expense.

Depletion, depreciation, and amortization ("DD&A") increased to $647 million during the fourth quarter of 2016, compared to $112 million in the fourth quarter of 2015. Excluding an accelerated depreciation charge of $591 million for the Riley Ridge gas processing facility and related assets, which is discussed in further detail below, Denbury's DD&A rate was $10.05 per BOE in the fourth quarter of 2016, compared to $16.96 per BOE in the fourth quarter of 2015. The decrease from the prior-year fourth quarter was primarily driven by a reduction in depletable costs resulting from the full cost pool ceiling test write-downs recognized during 2015 and the first nine months of 2016. For full-year 2016, excluding the accelerated depreciation charge, Denbury's DD&A rate was $10.89 per BOE, compared to $19.99 per BOE in 2015, with the decrease also driven by the full cost pool ceiling test write-downs noted above.

The Company placed the Riley Ridge gas processing facility into service during the fourth quarter of 2013, and was successful in running the facility for part of 2014 before additional issues arose related to optimal operation of the facility and sulfur build-up in the gas supply wells. In mid-2014, the gas processing facility was shut-in and to date remains shut-in. During this period, the Company has searched for and evaluated a number of potential options in an effort to remedy the existing issues, and its evaluation is still ongoing. Current projected costs to remedy these issues and successfully operate the gas processing facility are not commercially reasonable investments based on a variety of factors, including (1) the substantial capital expenditures required to implement any corrective option, (2) current projected commodity prices, and (3) projections of the Company's EOR activities and their timing, resulting CO_2 requirements and other assumptions.

Due to the extended shut-in status of the Riley Ridge gas processing facility and management's recently updated analysis of cost estimates and engineering options to remedy the existing issues, the Company reassessed the estimated useful life of the gas processing facility and related assets during the fourth quarter of 2016 and recorded an accelerated depreciation charge of $591 million. The Company plans to continue engineering work and analysis to determine if there are alternative options to remediate the sulfur build-up in the gas supply wells and to assess its ability to reduce the costs thereof; however, the timing of completion and results of such analysis are currently uncertain. Furthermore, while Riley Ridge is a potential source of CO_2 for flooding fields in the Rocky Mountain region, the Company has formed alternative plans to develop its future CO_2 EOR floods, which CO_2 volumes management currently anticipates could be supplied through existing CO_2 sources.

Denbury's effective tax rates for the fourth quarter and full-year 2016 were 35% and 36%, respectively, slightly below the Company's estimated 38% statutory rate.

2016 FOURTH QUARTER AND ANNUAL PRODUCTION

Denbury's continuing production averaged 60,685 BOE/d during the fourth quarter of 2016, in line with management's expectations, and was 96% oil, with CO_2 tertiary properties accounting for 62% of overall production. On a sequential-quarter basis, continuing production in the fourth quarter of 2016 was essentially flat with continuing production in the third quarter of 2016, with production from the Company's CO_2 tertiary properties increasing slightly.

Excluding sold properties, Denbury's continuing production for full-year 2016 averaged 62,998 BOE/d, down 11% from the prior-year's level. Approximately one-third of the production decline was attributable to production shut-in due to economics and weather-related shut-in production at Thompson and Conroe fields, with the remainder largely due to natural production declines. Further production information is provided on page 12 of this press release.

FOURTH QUARTER AND FULL-YEAR 2016 RESULTS CONFERENCE CALL INFORMATION

Denbury management will host a conference call to review and discuss fourth quarter and full-year 2016 financial and operating results, together with its financial and operating outlook for 2017, today, Thursday, February 23, at 10:00 A.M. (Central). Additionally, Denbury has published presentation materials on its website which will be referenced during the conference call. Individuals who would like to participate should dial 800.230.1074 or 612.332.0226 ten minutes before the scheduled start time. To access a live audio webcast of the conference call and accompanying slide presentation, please visit the investor relations section of the Company's website at www.denbury.com. The webcast will be archived on the website, and a telephonic replay will be accessible for at least one month after the call by dialing 800.475.6701 or 320.365.3844 and entering confirmation number 361971.

ANNUAL MEETING INFORMATION

Denbury's 2017 Annual Meeting of Stockholders will be held on Wednesday, May 24, 2017, at 8:00 A.M. (Central), at Denbury's corporate offices located at 5320 Legacy Drive, Plano, Texas. The record date for determination of shareholders entitled to vote at the annual meeting is the close of business on Monday, March 27, 2017.

Denbury is an independent oil and natural gas company with operations focused in two key operating areas: the Gulf Coast and Rocky Mountain regions. The Company's goal is to increase the value of its properties through a combination of exploitation, drilling and proven engineering extraction practices, with the most significant emphasis relating to CO_2 enhanced oil recovery operations. For more information about Denbury, please visit www.denbury.com.

#   #   #

This press release, other than historical financial information, contains forward-looking statements that involve risks and uncertainties detailed in the Company's filings with the Securities and Exchange Commission, including Denbury's most recent report on Form 10-K. These risks and uncertainties are incorporated by this reference as though fully set forth herein. These statements are based on engineering, geological, financial and operating assumptions that management believes are reasonable based on currently available information; however, management's assumptions and the Company's future performance are both subject to a wide range of business risks, and there is no assurance that these goals and projections can or will be met. Actual results may vary materially. In addition, any forward-looking statements represent the Company's estimates only as of today and should not be relied upon as representing its estimates as of any future date. Denbury assumes no obligation to update its forward-looking statements.

DENBURY CONTACTS:
Mark C. Allen, Senior Vice President and Chief Financial Officer, 972.673.2000
John Mayer, Investor Relations, 972.673.2383

FINANCIAL AND STATISTICAL DATA TABLES AND RECONCILIATION SCHEDULES

Following are unaudited financial highlights for the comparative three and twelve month periods ended December 31, 2016 and 2015 and the three month period ended September 30, 2016. All production volumes and dollars are expressed on a net revenue interest basis with gas volumes converted to equivalent barrels at 6:1.

DENBURY RESOURCES INC.
CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)

The following information is based on GAAP reported earnings, with additional required disclosures included in the Company's Form 10-K:

| | Quarter Ended | | | Year Ended | |
| | December 31, | | Sept. 30, | December 31, | |
In thousands, except per-share data	2016	2015	2016	2016	2015
Revenues and other income					
Oil sales	$ 258,177	$ 254,294	$ 237,053	$ 924,618	$ 1,194,038
Natural gas sales	3,173	3,983	2,877	11,133	18,988
CO$_2$ sales and transportation fees	5,669	7,358	6,253	24,816	30,626
Interest income and other income	4,600	3,982	7,802	15,029	13,908
Total revenues and other income	271,619	269,617	253,985	975,596	1,257,560
Expenses					
Lease operating expenses	105,949	127,887	106,522	414,937	515,043
Marketing and plant operating expenses	16,809	15,388	14,452	57,454	55,746
CO$_2$ discovery and operating expenses	835	1,648	861	3,374	4,557
Taxes other than income	17,895	24,151	20,401	77,892	109,992
General and administrative expenses	28,837	27,430	24,643	109,926	144,564
Interest, net of amounts capitalized of $7,038, $6,918, $6,875, $25,982 and $32,146, respectively	22,138	40,081	24,778	125,145	159,268
Depletion, depreciation, and amortization	647,124	112,356	55,012	846,043	531,660
Commodity derivatives expense (income)	28,133	(21,821)	(21,224)	127,944	(147,999)
Gain on debt extinguishment	—	—	(7,826)	(115,095)	—
Write-down of oil and natural gas properties	—	1,327,000	75,521	810,921	4,939,600
Impairment of goodwill	—	—	—	—	1,261,512
Other expenses	1,170	9,599	—	37,402	9,599
Total expenses	868,890	1,663,719	293,140	2,495,943	7,583,542
Loss before income taxes	(597,271)	(1,394,102)	(39,155)	(1,520,347)	(6,325,982)
Income tax provision (benefit)					
Current income taxes	266	(9,418)	(1,046)	(785)	(8,355)
Deferred income taxes	(211,811)	(499,607)	(13,519)	(543,385)	(1,932,179)
Net loss	$ (385,726)	$ (885,077)	$ (24,590)	$ (976,177)	$ (4,385,448)
Net loss per common share					
Basic	$ (0.99)	$ (2.56)	$ (0.06)	$ (2.61)	$ (12.57)
Diluted	$ (0.99)	$ (2.56)	$ (0.06)	$ (2.61)	$ (12.57)
Dividends declared per common share	$ —	$ —	$ —	$ —	$ 0.1875
Weighted average common shares outstanding					
Basic	388,739	345,876	388,572	373,859	348,802
Diluted	388,739	345,876	388,572	373,859	348,802

DENBURY RESOURCES INC.
SUPPLEMENTAL NON-GAAP FINANCIAL MEASURES (UNAUDITED)

Reconciliation of net loss (GAAP measure) to adjusted net income (loss) (non-GAAP measure)

Adjusted net income (loss) is a non-GAAP measure provided as a supplement to present an alternative net loss measure which excludes expense and income items (and their related tax effects) not directly related to the Company's ongoing operations. Management believes that adjusted net income (loss) may be helpful to investors by eliminating the impact of noncash and/or special or unusual items not indicative of the Company's performance from period to period, and is widely used by the investment community, while also being used by management, in evaluating the comparability of the Company's ongoing operational results and trends. Adjusted net income (loss) should not be considered in isolation, as a substitute for, or more meaningful than, net loss or any other measure reported in accordance with GAAP, but rather to provide additional information useful in evaluating the Company's operational trends and performance.

	Quarter Ended			Year Ended	
	December 31,		Sept. 30,	December 31,	
In thousands	2016	2015	2016	2016	2015
Net loss (GAAP measure)	$ (385,726)	$ (885,077)	$ (24,590)	$ (976,177)	$(4,385,448)
Noncash fair value adjustments on commodity derivatives [1]	(4,644)	56,585	(28,519)	212,125	363,700
Interest income and other income – noncash fair value adjustment – contingent liability [2]	—	(1,250)	—	—	(1,250)
Lease operating expenses – special items [3]	—	—	—	—	(13,715)
Impairment of long-lived and other assets [4]	—	1,335,705	75,521	810,921	4,948,305
Impairment of goodwill [5]	—	—	—	—	1,261,512
Accelerated depreciation charge [6]	591,025	—	—	591,025	—
Gain on debt extinguishment [7]	—	—	(7,826)	(115,095)	—
Legal settlements included in other expenses [8]	—	—	—	30,250	—
Write-off of debt issuance costs included in interest expense [9]	—	—	—	5,553	—
Severance-related payments included in general and administrative expenses [10]	—	—	—	9,315	—
Transaction costs and other [11]	—	—	—	5,638	—
Estimated income taxes on above adjustments to net loss and other discrete tax items [12]	(207,185)	(508,542)	(13,322)	(559,117)	(2,041,916)
Adjusted net income (loss) (non-GAAP measure)	$ (6,530)	$ (2,579)	$ 1,264	$ 14,438	$ 131,188
Adjusted net income (loss) per common share					
Basic	$ (0.02)	$ (0.01)	$ 0.00	$ 0.04	$ 0.38
Diluted	$ (0.02)	$ (0.01)	$ 0.00	$ 0.04	$ 0.37

(1) The net change between periods of the fair market values of open commodity derivative positions, excluding the impact of settlements on commodity derivatives during the period.
(2) Reduction in a contingent consideration liability related to a prior acquisition.
(3) Insurance and other reimbursements, comprised of a reimbursement for a retroactive utility rate adjustment ($9.6 million) and an insurance reimbursement for previous well control costs ($4.1 million).
(4) Full cost pool ceiling test write-downs related to the Company's oil and natural gas properties during the periods presented, and impairment of third-party accounts receivable and write-off of building leasehold improvements during the three months and year ended December 31, 2015.
(5) Charge to fully impair the carrying value of the Company's goodwill.
(6) Accelerated depreciation charge associated with the Riley Ridge gas processing facility and related assets.
(7) Gain on extinguishment related to open market debt purchases during the three months ended September 30, 2016 and year ended December 31, 2016, and the debt exchange during the year ended December 31, 2016.
(8) Settlements related to previously outstanding litigation, the most significant of which pertaining to a $28 million payment to Evolution in connection with the settlement resolving all outstanding disputes and claims.
(9) Write-off of debt issuance costs associated with the Company's senior secured bank credit facility, related to reductions in the Company's lender commitments resulting from (1) the February 2016 amendment and (2) the May 2016 redetermination.
(10) Severance-related payments associated with the Company's February-2016 workforce reduction.
(11) Transaction costs related to the Company's debt exchange and a loss on sublease.
(12) The estimated income tax impacts on adjustments to net loss are generally computed based upon a statutory rate of 38%, applicable to all periods presented, with the exception of the impairments of long-lived and other assets, which are computed individually based upon the Company's effective tax rate. In addition, recorded valuation allowances have been adjusted, including $2.9 million and $33.6 million during the years ended December 31, 2016 and 2015, respectively.

DENBURY RESOURCES INC.
SUPPLEMENTAL NON-GAAP FINANCIAL MEASURES (UNAUDITED)

Reconciliation of cash flows from operations (GAAP measure) to adjusted cash flows from operations (non-GAAP measure)

Adjusted cash flow from operations is a non-GAAP measure that represents cash flows provided by operations before changes in assets and liabilities, as summarized from the Company's Consolidated Statements of Cash Flows. Adjusted cash flow from operations measures the cash flows earned or incurred from operating activities without regard to the collection or payment of associated receivables or payables. Management believes that it is important to consider this additional measure, along with cash flows from operations, as it believes the non-GAAP measure can often be a better way to discuss changes in operating trends in its business caused by changes in production, prices, operating costs and related factors, without regard to whether the earned or incurred item was collected or paid during that period.

| | Quarter Ended | | | Year Ended | |
| | December 31, | | Sept. 30, | December 31, | |
In thousands	2016	2015	2016	2016	2015
Net loss (GAAP measure)	$ (385,726)	$ (885,077)	$ (24,590)	$ (976,177)	$ (4,385,448)
Adjustments to reconcile to adjusted cash flows from operations					
Depletion, depreciation, and amortization	647,124	112,356	55,012	846,043	531,660
Deferred income taxes	(211,811)	(499,607)	(13,519)	(543,385)	(1,932,179)
Stock-based compensation	5,313	7,967	5,560	14,995	30,604
Noncash fair value adjustments on commodity derivatives	(4,644)	56,585	(28,519)	212,125	363,700
Gain on debt extinguishment	—	—	(7,826)	(115,095)	—
Write-down of oil and natural gas properties	—	1,327,000	75,521	810,921	4,939,600
Impairment of goodwill	—	—	—	—	1,261,512
Other	2,575	10,111	(59)	14,845	9,464
Adjusted cash flows from operations (non-GAAP measure) [1]	52,831	129,335	61,580	264,272	818,913
Net change in assets and liabilities relating to operations	7,033	35,572	34,835	(45,049)	45,391
Cash flows from operations (GAAP measure)	$ 59,864	$ 164,907	$ 96,415	$ 219,223	$ 864,304

(1)   For the year ended December 31, 2016, includes a $28 million payment to Evolution in connection with the Company's settlement agreement to resolve all outstanding disputes and claims and severance-related payments associated with the 2016 workforce reduction of approximately $9 million. Excluding these payments, adjusted cash flows from operations would have totaled $301 million during the year ended December 31, 2016.

Reconciliation of commodity derivatives income (expense) (GAAP measure) to noncash fair value adjustments on commodity derivatives (non-GAAP measure)

Noncash fair value adjustments on commodity derivatives is a non-GAAP measure and is different from "Commodity derivatives expense (income)" in the Consolidated Statements of Operations in that the noncash fair value adjustments on commodity derivatives represents only the net change between periods of the fair market values of open commodity derivative positions, and excludes the impact of settlements on commodity derivatives during the period. Management believes that noncash fair value adjustments on commodity derivatives is a useful supplemental disclosure to "Commodity derivatives expense (income)" because the GAAP measure also includes settlements on commodity derivatives during the period; the non-GAAP measure is widely used within the industry and by securities analysts, banks and credit rating agencies in calculating EBITDA and in adjusting net income to present those measures on a comparative basis across companies, as well as to assess compliance with certain debt covenants.

| | Quarter Ended | | | Year Ended | |
| | December 31, | | Sept. 30, | December 31, | |
In thousands	2016	2015	2016	2016	2015
Receipt (payment) on settlements of commodity derivatives	$ (32,777)	$ 78,406	$ (7,295)	$ 84,181	$ 511,699
Noncash fair value adjustments on commodity derivatives (non-GAAP measure)	4,644	(56,585)	28,519	(212,125)	(363,700)
Commodity derivatives income (expense) (GAAP measure)	$ (28,133)	$ 21,821	$ 21,224	$ (127,944)	$ 147,999

DENBURY RESOURCES INC.
OPERATING HIGHLIGHTS (UNAUDITED)

| | Quarter Ended | | | Year Ended | |
| | December 31, | | Sept. 30, | December 31, | |
	2016	2015	2016	2016	2015
Production (daily – net of royalties)					
Oil (barrels)	58,429	68,398	59,297	61,440	69,165
Gas (mcf)	13,538	21,623	13,416	15,378	22,172
BOE (6:1)	60,685	72,002	61,533	64,003	72,861
Unit sales price (excluding derivative settlements)					
Oil (per barrel)	$ 48.03	$ 40.41	$ 43.45	$ 41.12	$ 47.30
Gas (per mcf)	2.55	2.00	2.33	1.98	2.35
BOE (6:1)	46.81	38.99	42.38	39.95	45.61
Unit sales price (including derivative settlements)					
Oil (per barrel)	$ 41.93	$ 52.67	$ 42.12	$ 44.86	$ 67.41
Gas (per mcf)	2.55	2.64	2.33	1.98	2.83
BOE (6:1)	40.94	50.83	41.09	43.54	64.85
NYMEX differentials					
Gulf Coast region					
Oil (per barrel)	$ (0.81)	$ (0.87)	$ (0.77)	$ (1.42)	$ 0.49
Gas (per mcf)	(0.55)	(0.07)	(0.28)	(0.52)	(0.15)
Rocky Mountain region					
Oil (per barrel)	$ (2.06)	$ (3.41)	$ (3.08)	$ (3.97)	$ (5.60)
Gas (per mcf)	(0.73)	(0.52)	(0.72)	(0.66)	(0.52)
Total company					
Oil (per barrel)	$ (1.22)	$ (1.74)	$ (1.57)	$ (2.29)	$ (1.55)
Gas (per mcf)	(0.63)	(0.23)	(0.47)	(0.58)	(0.28)

DENBURY RESOURCES INC.
OPERATING HIGHLIGHTS (UNAUDITED)

Average Daily Volumes (BOE/d) (6:1)	Quarter Ended		Sept. 30,	Year Ended	
	December 31,			December 31,	
	2016	2015	2016	2016	2015
Tertiary oil production					
Gulf Coast region					
Mature properties [1]	8,440	10,403	8,653	9,040	10,830
Delhi	4,387	3,898	4,262	4,155	3,688
Hastings	4,552	5,082	4,729	4,829	5,061
Heidelberg	4,924	5,635	5,000	5,128	5,785
Oyster Bayou	4,988	5,831	4,767	5,083	5,898
Tinsley	6,786	7,522	6,756	7,192	8,119
Total Gulf Coast region	34,077	38,371	34,167	35,427	39,381
Rocky Mountain region					
Bell Creek	3,269	2,806	3,032	3,121	2,221
Total Rocky Mountain region	3,269	2,806	3,032	3,121	2,221
Total tertiary oil production	37,346	41,177	37,199	38,548	41,602
Non-tertiary oil and gas production					
Gulf Coast region					
Mississippi	745	1,377	963	850	1,194
Texas	5,143	6,470	4,234	4,906	6,443
Other	569	800	538	528	889
Total Gulf Coast region	6,457	8,647	5,735	6,284	8,526
Rocky Mountain region					
Cedar Creek Anticline	15,186	17,875	16,017	16,322	17,997
Other	1,696	2,407	1,763	1,844	2,743
Total Rocky Mountain region	16,882	20,282	17,780	18,166	20,740
Total non-tertiary production	23,339	28,929	23,515	24,450	29,266
Total continuing production	60,685	70,106	60,714	62,998	70,868
Property sales					
Williston Assets [2]	—	1,473	819	864	1,549
Other property divestitures	—	423	—	141	444
Total production	60,685	72,002	61,533	64,003	72,861

(1) Mature properties include Brookhaven, Cranfield, Eucutta, Little Creek, Lockhart Crossing, Mallalieu, Martinville, McComb and Soso fields.
(2) Includes non-tertiary production in the Rocky Mountain region related to the sale of remaining non-core assets in the Williston Basin of North Dakota and Montana, which closed in the third quarter of 2016.

DENBURY RESOURCES INC.
PER-BOE DATA (UNAUDITED)

| | Quarter Ended | | | Year Ended | |
| | December 31, | | Sept. 30, | December 31, | |
	2016	2015	2016	2016	2015
Oil and natural gas revenues	$ 46.81	$ 38.99	$ 42.38	$ 39.95	$ 45.61
Receipt (payment) on settlements of commodity derivatives	(5.87)	11.84	(1.29)	3.59	19.24
Lease operating expenses – excluding special items	(18.98)	(19.31)	(18.82)	(17.71)	(19.88)
Lease operating expenses – special items	—	—	—	—	0.51
Production and ad valorem taxes	(2.99)	(3.33)	(3.18)	(2.94)	(3.60)
Marketing expenses, net of third-party purchases, and plant operating expenses	(2.05)	(2.02)	(1.99)	(1.92)	(1.82)
Production netback	16.92	26.17	17.10	20.97	40.06
CO_2 sales, net of operating and exploration expenses	0.87	0.86	0.95	0.92	0.98
General and administrative expenses	(5.17)	(4.14)	(4.35)	(4.69)	(5.44)
Interest expense, net	(3.97)	(6.05)	(4.38)	(5.34)	(5.99)
Other	0.81	2.68	1.56	(0.58)	1.18
Changes in assets and liabilities relating to operations	1.26	5.37	6.15	(1.92)	1.71
Cash flows from operations	10.72	24.89	17.03	9.36	32.50
DD&A – excluding accelerated depreciation charge	(10.05)	(16.96)	(9.72)	(10.89)	(19.99)
DD&A – accelerated depreciation charge	(105.86)	—	—	(25.23)	—
Write-down of oil and natural gas properties	—	(200.33)	(13.34)	(34.62)	(185.74)
Impairment of goodwill	—	—	—	—	(47.44)
Deferred income taxes	37.94	75.42	2.39	23.20	72.65
Loss on early extinguishment of debt	—	—	1.38	4.91	—
Noncash fair value adjustments on commodity derivatives	0.83	(8.55)	5.04	(9.05)	(13.67)
Other noncash items	(2.67)	(8.08)	(7.12)	0.65	(3.21)
Net loss	$ (69.09)	$ (133.61)	$ (4.34)	$ (41.67)	$ (164.90)

CAPITAL EXPENDITURE SUMMARY (UNAUDITED) [1]

| | Quarter Ended | | | Year Ended | |
| | December 31, | | Sept. 30, | December 31, | |
In thousands	2016	2015	2016	2016	2015
Capital expenditures by project					
Tertiary oil fields	$ 28,725	$ 66,484	$ 26,494	$ 119,117	$ 199,923
Non-tertiary fields	11,892	26,468	8,366	31,034	101,667
Capitalized internal costs [2]	20,744	16,088	9,729	56,260	66,308
Oil and natural gas capital expenditures	61,361	109,040	44,589	206,411	367,898
CO_2 pipelines	(439)	4,309	338	34	14,444
CO_2 sources	1,836	5,957	335	2,171	23,643
Other	10	574	3	30	1,177
Capital expenditures, before acquisitions and capitalized interest	62,768	119,880	45,265	208,646	407,162
Acquisitions of oil and natural gas properties	818	3,010	9,984	11,706	25,765
Capital expenditures, before capitalized interest	63,586	122,890	55,249	220,352	432,927
Capitalized interest	7,038	6,918	6,875	25,982	32,146
Capital expenditures, total	$ 70,624	$ 129,808	$ 62,124	$ 246,334	$ 465,073

(1) Capital expenditure amounts include accrued capital.
(2) Includes capitalized internal acquisition, exploration and development costs and pre-production tertiary startup costs.

DENBURY RESOURCES INC.
INTEREST AND FINANCING EXPENSES (UNAUDITED)

	Quarter Ended			Year Ended	
	December 31,		Sept. 30,	December 31,	
In thousands	2016	2015	2016	2016	2015
Cash interest [1]	$ 40,261	$ 44,688	$ 42,718	$ 170,772	$ 182,293
Interest on 2021 Senior Secured Notes not reflected as interest for financial reporting purposes [1]	(12,551)	—	(12,533)	(32,120)	—
Noncash interest expense	1,466	2,311	1,468	12,475	9,121
Less: capitalized interest	(7,038)	(6,918)	(6,875)	(25,982)	(32,146)
Interest expense, net	$ 22,138	$ 40,081	$ 24,778	$ 125,145	$ 159,268

(1) Cash interest is presented on an accrual basis, and includes interest which is paid semiannually on the Company's new 2021 Senior Secured Notes, most of which is accounted for as debt and therefore not reflected as interest for financial reporting purposes.

SELECTED BALANCE SHEET AND CASH FLOW DATA (UNAUDITED)

	December 31,	
In thousands	2016	2015
Cash and cash equivalents	$ 1,606	$ 2,812
Total assets	4,274,578	5,885,533
Borrowings under senior secured bank credit facility	$ 301,000	$ 175,000
Borrowings under senior secured second lien notes (principal only) [1]	614,919	—
Borrowings under senior subordinated notes (principal only)	1,612,603	2,852,250
Financing and capital leases	251,389	283,090
Total debt (principal only)	$ 2,779,911	$ 3,310,340
Total stockholders' equity	$ 468,448	$ 1,248,912

(1) Excludes $229 million of future interest payable on the notes as of December 31, 2016, accounted for as debt for financial reporting purposes.

	Year Ended	
	December 31,	
In thousands	2016	2015
Cash provided by (used in)		
Operating activities	$ 219,223	$ 864,304
Investing activities	(205,417)	(550,185)
Financing activities	(15,012)	(334,460)
Cash dividends paid	$ 486	$ 65,426